# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

July 25, 2022

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In the Matter of

**WODA Corp.**
**1013 Center Road, Suite 403-B**
**Wilmington, DE 19805**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-258219

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       WODA Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       WODA Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 25, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Mara Ransom
Office Chief